Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

The following are wholly-owned subsidiaries of MOCON, Inc.:

Name of Entity	Jurisdiction of Organization

Microanalytics Instrumentation Corp.	Texas
Baseline-MOCON, Inc.	Colorado
Paul Lippke Handels-GmbH Prozess- und Laborsysteme	Germany
MOCON (Shanghai) Trading Co., Ltd.	China
MOCON Netherlands Holding B.V.	Netherlands
Dansensor A/S	Denmark
MOCON Luxembourg Sarl	Luxembourg
MOCON Denmark Holding Aps	Denmark
MOCON Denmark Financing I/S	Denmark